EXHIBIT 99.1

Midroog Confirms the A2 Stable Rating for the Series A and B Debentures of
B Communications Ltd.

Petah Tikva, Israel – December 12, 2011 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (“BCOM” or the “Company”) announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, has confirmed the Company’s A2 stable rating for its series A and B debentures.

In confirming the A2 stable rating, Midroog cited the following factors: the Company’s holding of the controlling interest in Bezeq, which has a strong financial position; the high certainty of the cash flow from Bezeq; the reasonable degree of leverage, which is expected to further moderate; and the relatively achievable repayment schedule until 2017.

In addition, Midroog examined the creditor’s priorities in the cash flow and in the collateral, the debt coverage ratios, which are relatively low, and the Company’s financial flexibility.  Those, according to Midroog, are the main reasons for the difference between the rating level of the Company and the rating of Bezeq, its underlying asset.

The confirmation of the ratings reflect, according to Midroog, the Company’s high liquidity, due to its high cash balances and securities portfolio with a low risk level, which may be used, in part, as a safety cushion for the Company’s debt.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information please visit the following Internet sites:
www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620